

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Mr. Hajime Abe
President and Chief Executive Officer
TOA Holdings, Inc.
C/O Toa Shoko, 1-1-36, Nishiawaji
Higashiyodogawa-ku Osaka 533-0031, Japan

> **Re: TOA Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 10, 2014**
> **File No. 333-192388**

Dear Mr. Abe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2. Please disclose whether Mr. Abe will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to Mr. Abe.

2. We note your response to prior comment 3 and revised disclosure that Mr. Abe "may" be deemed to be an underwriter. Please provide us with an analysis as to why Mr. Abe would not be an underwriter. Otherwise, revise your document to state that Mr. Abe "is" an underwriter.

Prospectus Cover Page

3. We note your response to prior comment 4. Please revise your prospectus cover page to reflect that the selling shareholders will sell their shares at a fixed price per share of $1.00

until your shares are quoted on the OTC marketplace and thereafter at prevailing market prices or privately negotiated prices.   Please ensure the disclosures throughout your document are consistent, such as the disclosures under "Securities being offered by the Selling Stockholders" and "Market for the common shares" on page 5.

Prospectus Summary, page 4

4.   We note your response to prior comment 14. However, disclosure at pages 4 and 16 continues to reference a joint venture between your wholly owned subsidiary, Toa Shoko Japan, Ltd. and BJK Global Ltd. Please revise.

Plan of Distribution, page 21

5.   Please clarify that Mr. Abe will first sell all the shares offered on behalf of the company before he sells his own personal shares.

Certain Relationships and Related Transactions, page 27

6.   We note your response to prior comment 7 and you disclosure that on November 20, 2013, the company transferred USD $72,581 to Mr. Abe as advance payment. We further note your disclosure at page F15 that you made advances of $37,646 to Mr. Abe as advances and repaid $28,319 and borrowed $4,205 for expenses paid by Mr. Abe. Please revise your disclosure to clarify the purpose of each such advance payment, i.e., if such payment was to reimburse Mr. Abe for expenses he paid on behalf of the Company, please so state and include a description of such expenses.

Notes to Financial Statements

Note 6 – Subsequent Events, page F9

7.   Please explain to us why the transfer to Mr. Abe as "advance payment" on November 20, 2013 does not appear to be reflected in the consolidated statement of cash flows at page F14.

Exhibits 23.1 and 23.2

8.   We note the dates of your consents are more than 30 days from the date of your amended registration statement. Please obtain and file currently dated consents with each amendment to your registration statement.

<u>Signatures, page 31</u>

9.   We reissue prior comment 27 in its entirety. Please ensure that your next amendment is separately signed by the registrant and its principal executive officer, in each case reflecting the signature certification language set forth in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief